ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-178960 Dated February 2, 2012

UBS Investment Bank today announced that the ETRACS Alerian MLP Infrastructure ETN (Ticker: MLPI) was the top performing exchange-traded product linked to the Alerian MLP Infrastructure Index (Ticker: AMZI) for the month of January 2012.

Both MLPI and the Alerian MLP ETF (Ticker: AMLP) are designed to deliver the performance of the Alerian MLP Infrastructure Index (the “Index”). The table below summarizes their performance during the month of January 2012 and since the day that both products could be purchased on an exchange:

Ticker	Price Return (January)	Total Return (January)	Total Return Since 8/25/2010*

MLPI	0.79%	2.05%	34.85%

AMLP	1.26%	1.26%	21.48%

Index	1.58%	2.18%	37.14%

Source: Bloomberg, 01/31/2012

*The first day that both products could be purchased on an exchange

MLPI first day of trading: 04/01/2010

AMLP first day of trading: 8/25/2010

About the Index

The Index is a liquid, midstream-focused subset of the Alerian MLP Index comprised of 25 energy infrastructure MLPs. The Index, whose constituents generally earn the majority of their cash flow from the transportation and storage of energy commodities provides investors with a benchmark for the infrastructure component of this emerging asset class. The Index is calculated using a capped, float-adjusted, capitalization-weighted methodology that results in greater diversification versus a pure market capitalization-weighted index.

MLPI offers:

•	Exposure to a portfolio of 25 energy infrastructure MLPs through a single, exchange-traded security

•	Income via quarterly coupons linked to cash distributions, if any, paid by the MLPs in the Index, less fees¹
•	No K-1s: the coupons associated with the ETN are reported as ordinary income on Form 1099, and therefore the administrative burden associated with K-1 forms is eliminated².

Contact

Tel: +1-800-ETRACS-5

etracs@ubs.com

www.etracs.com

¹Quarterly coupons are linked to the cash distributions, if any, paid by the MLPs in the Index, less fees. If the MLPs do not make distributions, or these distributions do not overcome the investor fees, the investor will not receive any coupons. You are not guaranteed any coupon or distribution amount under the ETN.

²Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Futures and futures options trading is speculative, involves a high degree of risk and is not suitable for all investors. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offerings to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect.

© UBS 2012. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Alerian MLP Infrastructure Index, Alerian MLP Infrastructure Total Return Index and AMZI are trademarks of GKD Index Partners, LLC d/b/a Alerian and their use is granted under a license from GKD Index Partners. Other marks may be trademarks of their respective owners. All rights reserved.

In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker-dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC.

Intended for recipient only and not for further distribution without the consent of UBS.

If you do not want to receive such reports by email please click unsubscribe and we will continue to send reports by post. If you would like to cease receiving all reports or have any requests please contact +1-203-719 1157.

UBS Securities LLC, a subsidiary of UBS AG, 677 Washington Boulevard, Stamford, CT, 06901, United States. www.ubs.com